

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 7, 2011

Mr. Randy Hayward
Chief Financial Officer
Global Green Matrix Corporation
943 Canso Drive
Gabriola, BC V0R 1X2

> **RE: Global Green Matrix Corporation**
> **Forms 20-F & 20-F/A for the Year Ended December 31, 2009**
> **File No. 0-51180**

Dear Mr. Hayward:

We have reviewed your response letter filed on March 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F/A for the Year Ended December 31, 2009</u>

Internal Controls Over Financial Reporting, page 63

1. We have read your response to prior comment two. It appears that your proposed revisions to management's assessment of internal control over financial reporting are still deficient. As previously requested, please revise your proposed amended disclosure to also include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting (e.g. COSO framework). Please show us what your revised amended Form 20-F disclosure will look like.

2. We have read your response to prior comment three. It appears that you have addressed your consideration of your assessment of the effectiveness of internal control over financial reporting. However, you have not addressed your consideration of the effectiveness of your disclosure controls and procedures in "Disclosure Controls and

Procedures Update," on page 63 of your Form 20-F/A. Please tell us the factors you considered that support your conclusion that your disclosure controls and procedures were effective as of December 31, 2009. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please show us how you will amend your Form 20-F/A to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.)

Exhibits 99.1 and 99.2

3. We have read your response to prior comment 5. Please revise paragraph 4(d) to refer to the "period covered by the annual report," instead of "during the small business issuer's fourth fiscal quarter." You have also replaced the word "company('s)" with "small business issuer('s)" in paragraphs 3, 4 and 5 of your certifications. Please revise your certifications to use the word "company('s)." Your certifications should be in the exact form as required in paragraph 12 of Instructions as to Exhibits of Form 20-F. Please show us in your supplemental response what the amended certifications will look like.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief